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                              February 28, 2024

       John Bremner
       Chief Executive Officer
       Swiftmerge Acquisition Corp.
       4318 Forman Ave.
       Toluca Lake, CA 91602

                                                        Re: Swiftmerge
Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed February 23,
2024
                                                            File No. 001-41164

       Dear John Bremner:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       General

   1. We note that you are seeking to extend your termination date to June 17, 2025, a date which is approximately
42 months from your initial public offering. We also note that you are listed on The
Nasdaq Stock Market LLC and that Section IM-5101-2 of the Nasdaq
                                                        Listing Rules requires
that a special purpose acquisition company complete one or more business combinations
within 36 months of the effectiveness of its IPO registration statement. Please
revise to explain that the proposal to extend your termination deadline to
                                                        June 17, 2025, does not
comply with this rule, or advise, and revise to disclose the risks of your non-compliance
with this rule, including that your securities may be subject to suspension and
delisting from The Nasdaq Stock Market LLC, and the consequences of any such suspension or
delisting. We also note your statements elsewhere in the proxy, including in Proposal
No. 3, explaining that you do not believe you need the NTA
                                                        Requirement and that
you intend to rely on being listed on Nasdaq to not be deemed a penny stock issuer.
Please revise to reconcile these statements with the issue noted above, and expand your
disclosure to clearly discuss the consequences if you are no longer able
 John Bremner
Swiftmerge Acquisition Corp.
February 28, 2024
Page 2
      to rely on being listed on Nasdaq to not be deemed a penny stock issuer.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any questions.



                                                           Sincerely,
FirstName LastNameJohn Bremner
                                                           Division of
Corporation Finance
Comapany NameSwiftmerge Acquisition Corp.
                                                           Office of Real
Estate & Construction
February 28, 2024 Page 2
cc:       David E. Fleming, Esq.
FirstName LastName